UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Segment Disclosure

Effective as of January 1, 2024, Oatly Group AB (the “Company”) made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change, the Greater China business is managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, is managed together with the current EMEA business, which is now identified as Europe & International.

Following these changes, the new operating segments are:

(i)
Europe & International, which is inclusive of Europe, Middle East and Africa, Asia Pacific and Latin America;
(ii)
North America, which is inclusive of the United States and Canada; and
(iii)
Greater China, which is inclusive of Mainland China, Hong Kong and Taiwan.

In addition to the above-described changes, a majority of the research and development expenses, previously part of corporate overhead, are now allocated to the operating segments to align with how resources are being allocated and monitored as of January 1, 2024.

The Company is furnishing this Form 6-K to provide investors with recast segment summary historical financial information and segment historical data that is consistent with its new reportable segments. The segments follow the accounting principles described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. The schedules in Exhibit 99.1 furnished with this Form 6-K provide recast unaudited summary financial information and other data according to the new reporting segments for the previously reported fiscal years ended December 31, 2023, and 2022, and the previously reported quarterly financial information for the quarterly periods included in fiscal 2023 and 2022.

The information furnished in this Form 6-K should be read in conjunction with the Company’s previously filed SEC reports and is presented for informational purposes only. This information in no way amends or restates the Company’s previously reported consolidated statements for any period. In this regard, none of the information furnished in this Form 6-K changes the Company’s previously reported total assets, total equity and liabilities or its reported loss or loss per share, and the information does not reflect any subsequent information or events, other than as required to reflect the changes in reportable segments as described above.

Exhibit Index

Exhibit No.	Description

99.1	Recast Segment Information of Oatly Group AB

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: April 17, 2024	By:	/s/ Marie-José David
Marie-José David
Chief Financial Officer